Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Union Drilling, Inc. for the registration of 5,000,000 shares of its common stock and 10,726,540 shares of common stock offered by the selling stockholders and to the incorporation by reference therein of our reports dated March 7, 2008, with respect to the financial statements of Union Drilling, Inc. and the effectiveness of internal control over financial reporting of Union Drilling, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Fort Worth, Texas

May 16, 2008